NYSE: VZLA          TSX-V: VZLA

FOR IMMEDIATE RELEASE	MARCH 1, 2022

VIZSLA SILVER RESTATES MAIDEN RESOURCE ESTIMATE
FOR PANUCO SILVER-GOLD PROJECT

Vancouver, British Columbia (March 1, 2022) - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") announces a restated maiden mineral resource estimate (the "Resource Estimate") for its flagship, 100% owned Panuco silver-gold project (the "Project" or "Panuco") located in Sinaloa, Mexico.

"Vizsla Silver is retracting the maiden resource estimate published on February 28th and restating it in today's release," commented Michael Konnert, President and CEO.  "An internal review of the estimate identified a miscalculation made by an independent consultant in the conversion of lead and zinc grades into the silver equivalent calculation. This in-turn lifted lower grade zones above the economic cut-off, adding tonnes to the resource but lowering the overall grade. Today's restatement corrects this, and the resource remains extremely robust.  Vizsla management acknowledge and apologize for the miscalculation and will publish data along with the technical report within 30 days to allow investors to independently confirm the resource estimate.  The Vizsla board is conducting a review into the Company's disclosure processes and will implement a technical committee for additional oversight moving forward."

Tim Maunula, P.Geo., Principal of T. Maunula & Associates Consulting Inc. commented: "We sincerely regret the miscalculation. It needs to be emphasized, however, that the data used in the model is sound and has been checked and verified and the grade estimation is also accurate."

Highlights of the Restated Resource Estimate:

Indicated Mineral Resources are estimated at 5.0 million tonnes ("Mt") grading 191 grams per tonne ("g/t") silver, 2.08 g/t gold, 0.26 % lead, and 0.50 % zinc (383 g/t silver equivalent ("AgEq")). The Resource Estimate includes indicated resources of 30.5 million ounces ("Moz") of silver, 331.1 thousand ounces ("koz") of gold, 13 kilo tonnes ("kt") of lead, and 24.6 kt of zinc (61.1 Moz AgEq).

Inferred Mineral Resources are estimated at 4.1 Mt grading 187 g/t silver, 1.79 g/t gold, 0.13 % lead, and 0.30 % zinc (345 g/t AgEq). The Resource Estimate includes inferred resource of 24.7 Moz of silver, 235.8 koz of gold, 5.3 kt of lead, and 12.4 kt of zinc (45.6 Moz AgEq).

The Resource Estimate is based on a total drill database of 445 holes (124,915 meters) completed by Vizsla between November 2019 and December 2021.

"This maiden resource estimate is a major milestone for Vizsla Silver," commented Michael Konnert. "It establishes Panuco as an extremely high-quality silver and gold district given its rare combination of size, grade and width, with significant room for growth.  Every vein included in the resource estimate remains open for expansion. The grade tonnage curve demonstrates the deposit is relativity insensitive to higher cut-offs and within the Napoleon Vein, a high-grade subzone of 13.3 million ounces grading 648 g/t AgEq, named Gallinero, has been delineated. The resource comes only 18 months from the initial discovery at a total all-in exploration cost of US$0.23 per ounce. Looking ahead, the Company plans to update this maiden resource in the second half of 2022 on the back of its ongoing 120,000 metre infill/discovery-based drill program. I would like to thank the entire Vizsla Silver team, including our contractors and local communities, for their commitment and contribution to this achievement."

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Vizsla Silver will be hosting a webcast to discuss the Resource Estimate at 11:30am PT on Thursday, March 3rd. To register, please click here.

A technical report is being prepared in accordance with National Instrument 43-101 ("NI-43-101") and will be available on the Company’s website and SEDAR within 30 days of the date of this release. The effective date of the Resource Estimate is March 1, 2022.

The Resource Estimate included in the Company's February 28, 2022 news release should not be relied upon.

Panuco Project Resource Summary - March 1, 2022 (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated
Napoleon	2.5	144	2.41	0.39	0.68	373	11,612	194.4	9.7	17.2	30,126
*Includes Gallinero	0.6	278	4.19	0.40	0.63	648	5,708	86.0	2.6	4.0	13,307
Josephine	0.2	194	2.16	0.29	0.71	402	1,440	16.0	0.7	1.6	2,983
Napoleon HW	0.4	131	1.17	0.19	0.49	249	1,585	14.2	0.7	1.8	3,007
NP Area Total	3.1	146	2.24	0.36	0.66	360	14,637	224.6	11.1	20.6	36,116
Tajitos	1.1	289	1.77	0.12	0.23	443	9,766	59.8	1.3	2.5	14,963
Copala	0.4	285	2.16	0.04	0.08	461	3,936	29.9	0.2	0.3	6,379
Tajitos HW3	0.2	251	1.65	0.09	0.23	395	1,770	11.6	0.2	0.5	2,777
TJ Area Total	1.7	283	1.85	0.09	0.19	441	15,472	101.3	1.6	3.3	24,120
Rosarito	0.1	75	1.13	0.19	0.54	191	281	4.3	0.2	0.6	719
San Antonio	0.0	128	1.01	0.01	0.02	210	111	0.9	0.0	0.0	183
Total Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred:
Napoleon	0.9	91	2.29	0.23	0.50	300	2,750	69.3	2.2	4.7	9,066
Josephine	0.2	235	2.34	0.30	0.71	457	1,803	17.9	0.7	1.7	3,501
Napoleon HW	0.6	110	1.21	0.17	0.45	228	1,990	21.7	0.9	2.5	4,120

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NP Area Total	1.7	117	1.95	0.22	0.51	298	6,543	108.9	3.9	8.9	16,687
Tajitos	0.6	234	1.40	0.12	0.25	359	4,409	26.4	0.7	1.5	6,761
Copala	1.4	259	1.89	0.03	0.07	414	11,651	84.8	0.4	1.0	18,593
Tajitos HW3	0.3	208	1.39	0.07	0.21	329	1,764	11.8	0.2	0.6	2,788
TJ Area Total	2.2	247	1.70	0.06	0.14	390	17,824	122.9	1.3	3.0	28,142
Rosarito	0.1	78	1.06	0.18	0.52	188	230	3.1	0.2	0.5	553
San Antonio	0.0	115	0.87	0.01	0.03	186	107	0.8	0.0	0.0	173
Total Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

Note:    AgEq = Capped Ag ppm + (((Capped Au ppm x Au price/gram) + (Capped Pb% x Pb price/t) + (Capped Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.

*Gallinero is a high-grade subzone of the Napoleon Vein constrained within a polygon. The 150 AgEq cut-off was also used for this subzone.

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification COG AgEq	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated:
>=300 ppm	2.2	305	3.28	0.27	0.49	594	22,068	237.2	6.1	11.0	42,927
>=250 ppm	2.8	273	2.94	0.27	0.49	535	24,232	260.4	7.5	13.6	47,394
>=200 ppm	3.7	232	2.50	0.27	0.49	458	27,253	294.2	9.8	18.0	53,848
>=150 ppm	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
>100 ppm	6.9	153	1.65	0.24	0.49	310	33,938	365.8	16.8	33.5	68,785
Inferred:
>=300 ppm	1.7	296	2.78	0.13	0.30	533	16,464	154.6	2.3	5.2	29,661
>=250 ppm	2.1	272	2.54	0.13	0.30	490	18,142	169.1	2.7	6.2	32,661
>=200 ppm	3.0	226	2.13	0.13	0.29	411	21,473	202.2	3.8	8.7	39,036
>=150 ppm	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555
>100 ppm	5.8	150	1.43	0.13	0.31	280	28,076	268.1	7.8	18.0	52,415

Panuco Project Mineral Resource Estimate Notes:

  The Resource Estimate is compliant with Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in NI 43-101 The effective date for the Resource Estimate is March 1, 2022.
  Resources are presented undiluted and in situ and are considered to have reasonable prospects for economic extraction assuming metals prices of $20.7 per ounce of silver, $1,650 per ounce of gold, $1,902 per tonne of lead and $2,505 per tonne of zinc.
  The database comprises a total of 445 drill holes for 124,915 metres of drilling completed by Vizsla Silver between November 2019 and December 2021.
  The Resource Estimate encompasses a total of 13 sub-vertical precious metals rich domains each defined by individual wireframes with a minimum true thickness of 2.0 metres for Napoleon (2 wireframes) and Tajitos (3 wireframes), and 1.5 metres thickness for the six other structures (8 wireframes).

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  Samples were composited within the mineralized domains into 1.50 metre length composites.
  High grade capping was done on composite data and established using a statistical analysis on a per-zone basis for silver, gold, lead and zinc.
  Cut-off grade of 150 g/t AgEq was used based on costs from mines with similar mineralization Assumed costs $45 mining, $30/tonne processing $20/tonnes G&A and recoveries of 93% for silver, 90% for gold, 94% for both lead and zinc.
  Average density values were assigned per zone based on 256 samples analysed by ALS in Zacatecas, Mexico.
  Inverse Distance Squared (ID2) interpolation was utilized at for all structures. All estimates are based on a block dimension of 2 m * 10 m * 5 m and estimation search parameters determined by variography.
  The model has been depleted for historical mining and a 5m thick crown pillar.
  The Resource Estimate is categorized into indicated and inferred categories as follows:
    The Indicated mineral resource category is defined by areas where drill spacing is generally less than 50 metres, blocks are informed by a minimum of two drill holes, and reasonable geological and grade continuity is shown. Copala, Tajitos HW, Rosarito and San Antonio veins defined Indicated mineral resource based on drill spacing less than 30 metres.
    The Inferred mineral resource category is defined by areas where drill spacing is less than 100 metres, blocks are informed by a minimum of two drill holes, and reasonable, but not verified, geological and grade continuity is observed. Copala, Tajitos HW, Rosarito and San Antonio veins defined Inferred mineral resource based on drill spacing less than 60 metres.
    The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
  Estimates use metric units (metres, tonnes and g/t). Metal contents are presented in troy ounces (metric tonne x grade / 31.10348).
  T. Maunula & Associates Consulting Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues, or any other relevant issue not reported in the technical report, that could materially affect the mineral resource estimate.
  Mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources tabulated above as an indicated or measured mineral resource. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

The Resource Estimate is centred on the western portion of Panuco, encompassing ~4.2 km of the known 75 km of cumulative vein strike in the district. The 2022 drill program aims to utilize 13 drill rigs to 1) upgrade and expand the initial project resource base and 2) test advanced exploration targets located in the west, central and east areas of the Project. Dependent on ongoing exploration success, the Company intends to publish an update to the Resource Estimate in the second half of 2022. There is no certainty that inferred mineral resources contained in the Resource Estimate will be converted to higher confidence categories through further drilling.

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Discovery Costs

To date, the Company has incurred an aggregate of approximately US$24.5 million in exploration expenditures for the life of the Project.  This equates to a discovery cost of approximately US$0.23 per ounce of silver equivalent for resources defined in the Resource Estimate.

More broadly, the Company has incurred an aggregate of approximately US$98.6 million in total expenditures since the Company was formed in September 2018. This includes all project acquisition costs (shares and cash), exploration costs and corporate expenditures.  This equates to a total discovery cost of approximately US$0.92 per ounce of silver equivalent for resources defined in the Resource Estimate.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 120,000 meters of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 meters of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

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Qualified Person

The independent Qualified Person for the Resource Estimate is Tim Maunula, P.Geo., Principal, T. Maunula & Associates Consulting Inc., who has reviewed and approved the contents of this release. In accordance with NI 43-101, Martin Dupuis, P.Geo., Vice President of Technical Services, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this video are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this video providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this video may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

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Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward‐Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward‐looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward‐looking statements or information. These forward‐looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including drilling programs and mobilization of drill rigs; the potential update to the Resource Estimate in the second half of 2022; the implementation of a technical committee for additional oversight moving forward; and the publication of data and a technical report.

Forward‐looking statements and forward‐looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

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These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward‐looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward‐looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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